SEC File No. 82-34725






PIONEER.
A DUPONT COMPANY

AGRICORE UNITED ACCESSES EXCLUSIVE PIONEER® BRAND CANOLA PRODUCTS

Agricore United and Pioneer Hi-Bred Limited sign new hybrid canola agreement bringing expanded product choices to Canadian growers

May 8, 2006 (Winnipeg, MB and Chatham, ON) — Agricore United and Pioneer Hi-Bred Limited today announced the signing of a new hybrid canola agreement that will give Agricore United customers access to products exclusively provided by the Pioneer Hi-Bred canola breeding program.

Through strong seed distribution capabilities, Agricore United provides the link between Canadian farmer customers and end-use canola customers, both around the world and domestically.

"This agreement ensures that Agricore United is providing access to unique high performing canola products for our customers," says Todd Hyra, product manager, Proven Seed. "Agricore United and Pioneer Hi-Bred have a long history of working together in canola seed. This agreement will allow customers to access the strength of Pioneer Hi-Bred's breeding expertise combined with Agricore United's strength in agronomy and grain merchandising."

Under the new agreement, Agricore United will be making two new products available to its customers in the 2007 season — Pioneer® brand 46P50 and 45P70. The two canola hybrids will be included in the Agricore United Proven® Seed field trials this coming season.

"This is a win-win for canola growers in Western Canada," says Jim Gumpert, president and business director for Pioneer Hi-Bred in Canada. "At Pioneer, we have a very rich pipeline of industry-leading genetics. We are pleased to continue our partnership with Agricore United to offer canola growers access to our latest products."

46P50 is a hybrid that may help producers capture oil premiums. The hybrid has the Roundup Ready® gene and contains 2.8 percent higher oil than field trial check canola varieties. Having a high yielding canola hybrid with this level of oil content is like growing another 5 percent more canola on every acre (canola is approximately 50 percent oil).

45P70, a hybrid with the Clearfield® trait, offers a yield potential of 119 percent of field trial check varieties with a medium-early maturity — maturity has been one of the limitations in some of the highest yielding products in the Clearfield segment. 45P70 matures one day earlier than check varieties.

"We're confident these products will perform and are looking forward to seeing these two new hybrids in the field trials this season," says Hyra.

Established in 1946, Pioneer Hi-Bred Limited is Canada's premier seed company and a wholly owned subsidiary of Pioneer Hi-Bred International, Inc., a DuPont subsidiary. Pioneer Hi-Bred is one of the world's leading suppliers of agricultural plant genetics and an innovative developer and integrator of associated technologies. From locations in Chatham, Ontario, and Des Moines, Iowa, Pioneer develops, produces and markets a full line of seeds, forage/grain additives and services to crop and livestock farmers, grain processors and other end-use customers.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. Proven Seed is the company's exclusive seed brand, with leading products in many crop types. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol AU.LV.

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Contact:
Todd Hyra
Product Manager, Proven Seed
Agricore United
(204) 822-2756
thyra@agricoreunited.com

Rachel Faust
Communications Coordinator
Pioneer Hi-Bred Limited
(519) 352-6350
rachel.faust@pioneer.com